# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Credo Technology Group Holding Ltd, CIK 0001807794
CUSIP: G25457105
Title of class of securities: Ordinary shares, par value $0.00005 per share
Address of issuer's principal executive offices: C/O MAPLES CORPORATE SERVICES, LIMITED, PO BOX 309, UGLAND HOUSE, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-24-047179
Filed by CIK 0001896170

## Reporting persons
- Chi Fung Cheng: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 62,811; shared voting power 8,508,602; sole dispositive power 62,811; shared dispositive power 8,508,602; aggregate amount beneficially owned 8,571,413 (5.1% of the class)
  Comment: For items 5 and 7 above the number of ordinary shares reported are as beneficially owned as of December 31, 2024.
  Items 5 and 7 above includes 12,500 restricted stock units that vest within 60 days of December 31, 2024.
  
  Items 6 and 8 above consists of 8,508,602 ordinary shares held by the Cheng Huang Family Trust U/T/A DTD 12/22/2003 of which Chi Fung Cheng and his spouse, Yuhua Huang, are co-trustees and hold shared voting and dispositive power over the securities reported herein.
  
  For item 11, this percentage is calculated based upon 168,213,898 of the Issuer's ordinary shares outstanding as of December 31, 2024.
- Yuhua Huang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,508,602; sole dispositive power 0; shared dispositive power 8,508,602; aggregate amount beneficially owned 8,508,602 (5.1% of the class)
  Comment: Items 6 and 8 consists of 8,508,602 ordinary shares held by the Cheng Huang Family Trust U/T/A DTD 12/22/2003 of which Yuhua Huang and her spouse, Chi Fung Cheng, are co-trustees and hold shared voting and dispositive power over the securities reported herein.
  
  For item 11, this percentage is calculated based upon 168,213,898 of the Issuer's ordinary shares outstanding as of December 31, 2024.
- Cheng Huang Family Trust U/T/A DTD 12/22/2003: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,508,602; sole dispositive power 0; shared dispositive power 8,508,602; aggregate amount beneficially owned 8,508,602 (5.1% of the class)
  Comment: For items 6 and 8, Chi Fung Cheng and Yuhua Huang are co-trustees of the Cheng Huang Family Trust U/T/A DTD 12/22/2003 and share voting and dispositive power of the securities reported herein.
  
  For item 11, this percentage is calculated based upon 168,213,898 of the Issuer's ordinary shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Credo Technology Group Holding Ltd
Address of issuer's principal executive offices: C/O MAPLES CORPORATE SERVICES, LIMITED, PO BOX 309, UGLAND HOUSE, Grand Cayman, E9, KY1-1104

## Item 2. Person Filing
Name of person filing: Chi Fung Cheng, Yuhua Huang and the Cheng Huang Family Trust U/T/A DTD 12/22/2003 (collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
c/o Credo Technology Group Holding Ltd
110 Rio Robles
San Jose, California 95134
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: 5.1
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1807794/000095010324002211/dp206693_ex9901.htm

## Signatures
- Chi Fung Cheng: /s/ Chi Fung Cheng, Chi Fung Cheng, CTO and Director (02/05/2025)
- Yuhua Huang: /s/ Yuhua Huang, Yuhua Huang (02/05/2025)
- Cheng Huang Family Trust U/T/A DTD 12/22/2003: /s/ Chi Fung Cheng and Yuhua Huang, Chi Fung Cheng, Trustee and Yuhua Huang, Trustee (02/05/2025)